GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700



06013468

9 May 2006

The United States Securities and Exchange Commission
**Exemption File 82-5204**
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Dear Sirs,

New GKN PLC

**GKN plc**

- **Transactions in own shares**

For your information I enclose copies of the above announcements which were release on May 5th and May 8th .

Yours faithfully,

S. De Ritter

**Sandie De Ritter**

Encs



dle 5/18

## Regulatory Announcement

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| | |
|---|---|
| **Company** | GKN PLC |
| **TIDM** | GKN |
| **Headline** | Transaction in Own Shares |
| **Released** | 16:58 05-May-06 |
| **Number** | PRNUK-0505 |

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 5 May 2006 it purchased 500,000 of its ordinary shares at a price of 314.98p per share from Credit Suisse Securities (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 30,020,000 of its ordinary shares in Treasury and has a total of 710,615,676 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

5 May 2006

END

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | GKN PLC |
| **TIDM** | GKN |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:36 08-May-06 |
| **Number** | PRNUK-0805 |

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 8 May 2006 it purchased 600,000 of its ordinary shares at a price of 314.38p per share from Credit Suisse Securities (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 30,620,000 of its ordinary shares in Treasury and has a total of 710,015,676 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

8 May 2006

END

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82 - 5204

## Regulatory Announcement

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RECEIVED

2006 MAY 17 A 9:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

| | |
|---|---|
| **Company** | GKN PLC |
| **TIDM** | GKN |
| **Headline** | Transaction in Own Shares |
| **Released** | 18:23 27-Apr-06 |
| **Number** | PRNUK-2704 |

SUPPL

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 27 April 2006 it purchased 600,000 of its ordinary shares at a price of 319.08p per share from Credit Suisse Securities (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 27,520,000 of its ordinary shares in Treasury and has a total of 713,110,204 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

27 April 2006

END

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# Regulatory Announcement

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| | |
|---|---|
| **Company** | GKN PLC |
| **TIDM** | GKN |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:56 28-Apr-06 |
| **Number** | PRNUK-2804 |

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 28 April 2006 it purchased 500,000 of its ordinary shares at a price of 314.13p per share from Credit Suisse Securities (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 28,020,000 of its ordinary shares in Treasury and has a total of 712,610,204 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

28 April 2006

END

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## Regulatory Announcement



| | |
|---|---|
| **Company** | GKN PLC |
| **TIDM** | GKN |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:56 02-May-06 |
| **Number** | PRNUK-0205 |

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 2 May 2006 it purchased 800,000 of its ordinary shares at a price of 311.22p per share from Credit Suisse Securities (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 28,820,000 of its ordinary shares in Treasury and has a total of 711,810,204 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

2 May 2006

END

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**GKN plc**

**DIRECTOR DECLARATION**

Pursuant to Listing Rule 9.6.14, GKN plc announces that Sir Ian Gibson, Senior Independent Director of GKN plc, was appointed non-executive Director of Greggs plc on 1 April 2006. Sir Ian is also to be appointed non-executive Chairman of Trinity Mirror plc immediately following the Annual General Meeting of the company to be held on 4 May 2006.

Grey Denham
Company Secretary
2 May 2006

82 - 5204

RECEIVED

2006 MAY 17 A 10:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

## Regulatory Announcement

Go to market news section

| | |
|---|---|
| **Company** | GKN PLC |
| **TIDM** | GKN |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:55 03-May-06 |
| **Number** | PRNUK-0305 |

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 3 May 2006 it purchased 700,000 of its ordinary shares at a price of 309.85p per share from Credit Suisse Securities (Europe) Limited. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 29,520,000 of its ordinary shares in Treasury and has a total of 711,115,676 ordinary shares (excluding Treasury shares) in issue.

Grey Denham

Company Secretary

3 May 2006

END

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